SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  March 2, 2000

                                    FORM N-8F

          APPLICATION FOR DEREGISTRATION FILED PURSUANT TO SECTION 8(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby applies to the Securities and Exchange Commission for an order of deregistration under and pursuant to the provisions of Section 8(f) of the Investment Company Act of 1940 (the "Act") and in connection with such application for deregistration submits the following information:


                                STAGECOACH TRUST
                                      Name

                                111 Center Street
                              Little Rock, AR 72201
    Address of Principal Business Office (No. & Street, City, State Zip Code)



Telephone Number (including area code):  (800) 643-9691

Name and address of agent for service of process:

                                    Richard H. Blank, Jr.
                                    Stephens Inc.
                                    111 Center Street, Suite 300
                                    Little Rock, AR  72201

                                    With a copy to:

                                    Robert M. Kurucza, Esq.
                                    Marco E. Adelfio, Esq.
                                    Morrison & Foerster LLP
                                    2000 Pennsylvania Ave., N.W., Suite 5500
                                    Washington, D.C.  20006


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I.     General Identifying Information

1.     Reason fund is applying to deregister:

       [X]        Merger
       [   ]      Liquidation
       [   ]      Abandonment of Registration
       [   ]      Election of status as a Business Development Company

2.     Name of fund:                Stagecoach Trust

3.     Securities and Exchange Commission File No.:  811-7780

4.     Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

       [X]    Initial Application                    [   ]    Amendment

5.     Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

       111 Center Street, Little Rock, AR 72201

6.     Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

       Janis E. Fonda, Esq.
       Morrison & Foerster LLP
       2000 Pennsylvania Avenue, N.W.
       Suite 5500
       Washington, D.C. 20006
       (202) 887-1537

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

       Wells Fargo Bank, N.A.                                 Stephens Inc.
       525 Market Street                                      111 Center Street, Suite 300
       San Francisco, CA 94105                                Little Rock, AR  72201
       1-800-222-8222                                         1-800-643-9691

8.     Classification of fund:

       [X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.

9.     Subclassification if the fund is a management company:

       [X]    Open-end              [   ]    Closed-end

10.    State law under which the fund was organized or formed:

       Massachusetts

11.    Name and address of each investment adviser of the fund (including sub-advisers) during the last five years:

       Barclay Global Fund Advisors                  45 Fremont Street
       (Adviser to the Master Portfolios)            San Francisco, CA 94105

12.    Name and address of each principal underwriter of the fund during the last five years:

       Stephens Inc.
       111 Center Street
       Little Rock, AR 72201

13.    Not Applicable.

14.    Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       [   ]    Yes                 [X]    No

15.    (a)    Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or
              Abandonment of Registration?

              [X]  Yes     [   ]   No

              Date on which the board vote took place:

                                 March 25, 1999

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X]  Yes     [   ]   No

              Date on which the shareholder vote took place:
              August 5, 1999

II.    Distributions to Shareholders

16.    Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

       [X]   Yes           [   ]   No

       (a)    Date on which the fund made those distributions:

                                November 8, 1999

       (b)    Were the distributions made on the basis of net assets?

              [X]   Yes             [   ]   No

       (c)    Were the distributions made pro rata based on share ownership?

              [X]   Yes             [   ]   No

       (d)    Not Applicable.

       (e)    Not Applicable.

17.    Not Applicable.

18.    Has the fund distributed all of its assets to the fund's shareholders?

       [X]   Yes           [   ]   No

19.    Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       [   ]   Yes                  [X]   No


III.   Assets and Liabilities

20.    Does the fund have any assets as of the date this form is filed?

       [   ]   Yes                  [X]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [   ]   Yes                  [X]   No


IV.    Information About Event(s) Leading to Request for Deregistration

22.    (a)    List the expenses incurred in connection with the Merger or Liquidation:

              (i)   Legal expenses:         $152,941
              (ii)  Accounting expenses:    $23,529

              (iii) Other expenses (list and identify separately):
                    Shareholder Reports              $135,240
                    Solicitation Services            $50,000

              (iv)  Total expenses (sum of lines (i)-(iii) above):  $361,710

       (b)    How were those expenses allocated?

              Wells Fargo Bank, N.A., as investment adviser to the successor funds, agreed to bear all of the expenses related to the merger.

       (c)    Who paid those expenses?

              Wells Fargo Bank, N.A., investment adviser to the successor funds.

       (d)    How did the fund pay for unamortized expense (if any)?  Not Applicable.

23.    Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

       [   ]   Yes                  [X]   No


V.     Conclusion of Fund Business

24.    Is the fund a party to any litigation or administrative proceeding?

       [   ]   Yes                  [X]   No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       [   ]   Yes                  [X]   No

VI.    Mergers Only

26.    (a)    State the name of the fund surviving the Merger:

              Wells Fargo Funds Trust

       (b)    State the Investment Company Act file number of the fund surviving the Merger:

              811-09253

       (c)    Not Applicable.

       (d)    Not Applicable.



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                                  VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Stagecoach Trust (ii) he is the Secretary and Treasurer of Stagecoach Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                     /s/  Richard H. Blank, Jr.
                                                     --------------------------
                                                     Richard H. Blank, Jr.